SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                           First Avenue Networks, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    31865X106
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                                 (CUSIP Number)

                                 R. Ted Weschler
                       Peninsula Investment Partners, L.P.
                    (f/k/a Peninsula Capital Partners, L.P.)
                             404 B East Main Street
                            Charlottesville, VA 22902

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 18, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  31865X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Investment Partners, L.P.
     (f/k/a Peninsula Capital Partners, L.P.)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [_]
                                                             (b)  [_]

3. SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,915,414

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,915,414

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,915,414

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.6%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  31865X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [_]
                                                             (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,915,414

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,915,414

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,915,414

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.6%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  38165X106
           ---------------------

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Item 1.  Security and Issuer.

     This statement relates to the common stock (the "Common Stock") of First Avenue Networks, Inc. (the "Company"). The Company's principal executive office is located at 230 Court Square, Suite 202, Charlottesville, VA 22902.

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Item 2.  Identity and Background.

     This amendment to Schedule 13D is being filed by Peninsula Investment Partners, L.P. (f/k/a Peninsula Capital Partners, L.P.) ("Partners"), which does business under the name "Peninsula Partners, LP," and its investment manager, Peninsula Capital Advisors, LLC ("Advisors") (together with Partners, the "Reporting Persons"), with respect to the Common Stock of First Avenue Networks, Inc. (the "Company"). Advisors may be deemed to be a beneficial owner of the reported shares but disclaims beneficial ownership in the shares owned by Partners except to the extent of any pecuniary interest therein.

     The business address of each of the Reporting Persons is 404 B East Main Street, Charlottesville, VA 22902.

     The principal business of Partners is to invest in securities. Partners is a Delaware limited partnership.

     The principal business of Advisors is to serve as investment advisor to Partners. Advisors is a Delaware limited liability company.

     Neither Partners, Advisors, nor any of their officers or directors has, during the last five years: (i) been convicted in any criminal proceeding; or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     First Avenue Network, Inc. (f/k/a Advanced Radio Telecom Corp.) (the "Company") filed a voluntary petition with the United States Bankruptcy Court (the "Bankruptcy Court") for protection under Chapter 11 of the United States Code on April 20, 2001. On October 31, 2001, the Bankruptcy Court approved the Company's Plan of Reorganization (the "Plan"). On December 20, 2001, the Plan was effective and the Company emerged from proceedings under Chapter 11 of the Bankruptcy Code. Under the Plan, the Company issued 20 million shares of new common stock. Each holder of an unsecured claim, including Partners, received its pro rata share of 19 million shares of the new common stock. An additional 1 million shares of the new common stock were issued to holders of the existing preferred stock of the Company. An additional 4 million Class A Warrants were also issued.

     Partners acquired 4,631,437 shares of Common Stock and warrants to purchase an additional 1,693,053 shares of Common Stock. Partners had originally purchased bonds offered by the Company under its previous name, Advanced Radio Telecom Corp., for $18,185,130 with a face value of $38,399,000, using contributions made by the partners of Partners. Partners has subsequently purchased an additional 385,758 shares of Common Stock in open market transactions.

     As part of the Plan, the Company retained shares of Common Stock (issued but not distributed) pending finalization of disputed bankruptcy claims. On December 18, 2003, the Company distributed those shares of Common Stock. Partners received 205,166 shares of such Common Stock as its pro rata portion of such distribution. Accordingly, no additional Funds of the Reporting Persons were used to acquire the additional 205,166 shares of Common Stock reported on this amendment to Schedule 13D.

     No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

     Partners acquired the Shares beneficially owned by it as an investment and in the ordinary course of business. Notwithstanding the foregoing, R. Ted Weschler, Managing Member of Advisors, is a member of the Board of Directors of the Company and as such has regular discussions with the management of the Company.

     Partners intends to review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Shares or dispose of Shares in the open market. Except as described above, the Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D. The Reporting Persons reserve the right to acquire additional Common Stock, dispose of all or some of the Common Stock from time to time, or continue to hold the Shares.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 6,915,414 Shares of the Company. Based on the Company's latest 10-Q, there was a total of 20,000,000 Shares outstanding as of September 30, 2003. Therefore, each of the Reporting Persons is deemed to beneficially own 34.6% of the outstanding Shares. Each of the Reporting Persons has the shared power to vote, direct the vote, dispose of or direct the disposition of all 6,915,414 of the Shares. Advisors disclaims beneficial ownership in the shares owned by Partners except to the extent of any indirect pecuniary interest therein.

     There have been no transactions in the Common Stock during the past 60 days.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither  of  the   Reporting   Persons  has  any   contract,   arrangement,
understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     A Joint Filing Agreement on behalf of the Reporting Person is filed herewith as Exhibit A.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       PENINSULA INVESTMENT PARTNERS, L.P.

                                       By:  Peninsula Capital
                                       Appreciation, LLC
                                       General Partner

                                       By: /s/ R. Ted Weschler
                                           -------------------
                                              R. Ted Weschler

                                       PENINSULA CAPITAL ADVISORS, LLC


                                       By: /s/ R. Ted Weschler
                                           -------------------
                                              R. Ted Weschler, Managing Member


DATE: December 18, 2003

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 1 to the Schedule 13D dated December 18, 2003 relating to the Common Stock of the Company shall be filed on behalf of each of the undersigned.


                                       PENINSULA PARTNERS, L.P.

                                       By:  Peninsula Capital
                                       Appreciation, LLC
                                       General Partner


                                       By: /s/ R. Ted Weschler
                                            -------------------
                                               R. Ted Weschler

                                       PENINSULA CAPITAL ADVISORS LLC

                                       By: /s/ R. Ted Weschler
                                           -------------------
                                              R. Ted Weschler, Managing Member


03038.0001 #442017